Mail Stop 4628

                                                            September 11, 2018


William J. Newell
Chief Executive Officer
Sutro Biopharma, Inc.
310 Utah Avenue, Suite 150
South San Francisco, CA 94080

       Re:    Sutro Biopharma, Inc.
              Registration Statement on Form S-1
              Filed August 29, 2018
              File No. 333-227103

Dear Mr. Newell:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 13

Anti-takeover provisions in our charter documents and under Delaware law..., page 65

1. We note your revised disclosure that under your bylaws, the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure here or include a separate risk factor to discuss the risks associated with such provision.
 William J. Newell
Sutro Biopharma, Inc.
September 11, 2018
Page 2

Description of Capital Stock, page 169

Restated Certificate of Incorporation and Restated Bylaw Provisions, page 173

Choice of Forum, page 174

2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at
(202) 551-3642
with any other questions.


                                                              Sincerely,

                                                              /s/ Loan Lauren
P. Nguyen for

                                                              John Reynolds
                                                              Assistant
Director
                                                              Office of Natural
Resources

cc:    Rob Freedman, Esq.
       Fenwick & West LLP